東京青山・青木・狛法律事務所

(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

December 28, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Brief Explanation of Semi-annual Securities Report for the 32nd Business Year dated December 26, 2007

Thank you for your attention.

Yours truly,

PROCESSED

JAN 07 2008

THOMSON FINANCIAL

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

File No. 82-5233

Brief Explanation of
Semi-annual Securities Report for the 32nd Business Year dated December 26, 2007

This information is Semi-annual Securities Report, so-called *Hanki Hokokusho,* which should be submitted by the reporting company whose shares are typically listed on the stock change in Japan to the relevant finance bureau no later than three months after the end of first half of each fiscal year pursuant to Article 24-5 of the Financial Instruments Exchange Law of Japan.
The purpose of this disclosure requirement is for investors to make proper and accurate judgment on the financial conditions and business performances of the reporting company.

The Semi-annual Securities Report includes financial statements for the first half of relevant fiscal year and other certain in formation which may be material to an investment decision.

The Semi-annual Securities Report of BELLUNA CO., LTD. (the "Company") states the following information:

- As of September 30, 2007, the Company has ten consolidated subsidiaries. For the six months ended September 30, 2007, total consolidated net sales amounted to ¥60,235 million (¥58,796 million for the six months ended September 30, 2006) and non-consolidated net sales amounted to ¥46,488 million (¥49,040 million for the six months ended September 30, 2006).
- For the six months ended September 30, 2007, consolidated operating income amounted to ¥4,770 million (¥5,256 million for the six months ended September 30, 2006) and non-consolidated operating income amounted to ¥1,481 million (¥2,837 million for the six months ended September 30, 2006).
- For the six months ended September 30, 2007, consolidated net income amounted to ¥2,683 million (¥2,983 million for the six months ended September 30, 2006) and non-consolidated net income amounted to ¥643 million (¥1,877 million for the six months ended September 30, 2006). The Company mainly engaged in mail order business.
- As of September 30, 2007, the number of regular employees on a consolidated basis is totally 1,304.
- The consolidated total shareholders' equity of the Company was ¥ 64,927 million as of September 30, 2007.

- End -

END